UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 19, 2014, Star Bulk Carriers Corp. (the "Company") announced that it entered into definitive agreements with Excel Maritime Carriers Ltd. ("Excel") pursuant to which the Company will acquire 34 operating vessels for an aggregate of 29.917 million shares of common stock of the Company and $288.39 million in cash (the "Transactions").

The following are descriptions of the Vessel Purchase Agreement, the Registration Rights Agreement, and the Credit Agreements (all as defined below and collectively, the "Agreements"). The descriptions may not contain all of the information that may be important to you and are qualified in their entirety by references to the Agreements, which are included herein as Exhibits 99.1, 99.2 and 99.3.  The Company urges you to read the entire Agreements carefully.

Vessel Purchase Agreement

Attached as Exhibit 99.1 to this Form 6-K is a copy of the Vessel Purchase Agreement by and among the Company, Excel and Christine Shipco Holdings Corp. dated August 19, 2014 (the "Vessel Purchase Agreement").  Pursuant to the terms of the Vessel Purchase Agreement, the Company will consummate the Transactions through a series of closings which are expected to occur on a vessel-by-vessel basis and in general upon reaching port after their current voyages and cargoes are discharged, and common shares of the Company will be issued to Excel at each such closing.  An initial vessel closing occurred on August 28, 2014 (the "Initial Vessel Closing")

The Vessel Purchase Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms.  It is not intended to provide any other factual information about the Company, Excel or any of their respective affiliates or businesses.  The representations, warranties, covenants and agreements contained in the Vessel Purchase Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.  The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Vessel Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors and security holders are not third-party beneficiaries under the Vessel Purchase Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Excel or any of their respective affiliates or businesses.  Moreover, the assertions embodied in the representations and warranties contained in the Vessel Purchase Agreement are qualified by information in confidential disclosure letters that the parties have exchanged.  Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts of the Company, Excel or any of their respective affiliates or businesses.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Vessel Purchase Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

Amendment No.1 to the Amended and Restated Registration Rights Agreement

Attached as Exhibit 99.2 to this Form 6-K is a copy of Amendment No.1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (the "Registration Rights Agreement").  Pursuant to the terms of the Registration Rights Agreement, the Company has, among other things, committed to prepare and file a registration statement covering the resale of the Company's common shares issued under the Vessel Purchase Agreement within 30 days after the Initial Vessel Closing.

Senior Secured Credit Agreement

    Attached as Exhibit 99.3 to this Form 6-K is a copy of a Senior Secured Credit Agreement by Unity Holding LLC, a wholly-owned subsidiary of the Company, the initial lenders named therein, which include entities affiliated with Oaktree Capital Management LP and Silver Oak Capital L.L.C., and the other lenders from time to time party thereto, in the amount of $231.0 million, dated August 19, 2013 (the "Credit Agreement").  The Credit Agreement has a term of 18 months and will be secured by, among other things, 33 vessels being indirectly acquired by the Company as part of the Transactions.  The Credit Agreement bears interest at LIBOR plus a margin of 5.00% per year for the first six months of the Credit Agreement and a margin of 6.00% per year thereafter.

Forward-Looking Statements

Except for the historical information contained herein, this Form 6-K contains among other things, certain forward-looking statements, that involve risks and uncertainties.  Such statements may include, without limitation, statements with respect to the Company's plans, objectives, expectations and intentions and other statements identified by words such as "may", "could", "would", "should", "believes", "expects", "anticipates", "estimates", "intends", "plans" or similar expressions.  These statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.  Actual results, including, without limitation, operating or financial results, if any, may differ from those set forth in the forward-looking statements.  These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control).

Forward-looking statements include statements regarding the delivery to and operation of the 34 Excel vessels by Star Bulk.

We may also from time to time make forward-looking statements in our periodic reports that we will furnish to or file with the Securities and Exchange Commission, in other information sent to our security holders, and in other written materials.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP. (Registrant)

Date: September 3, 2014	By:	/s/ SIMOS SPYROU
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer